Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund December 2012 Update
January 24, 2013

Supplement dated January 24, 2013 to Prospectus dated April 30, 2012
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.5%	-6.1%	$34.3M	$1,216.37
B	0.5%	-6.7%	$330.3M	$1,024.97
Legacy 1	0.7%	-4.0%	$4.7M	$876.10
Legacy 2	0.7%	-4.3%	$11.9M	$864.60
Global 1	0.8%	-3.3%	$11.7M	$845.52
Global 2	0.7%	-3.5%	$25.0M	$835.49
Global 3	0.6%	-5.2%	$218.8M	$779.90
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Investor Update
In February, all taxable investors will be sent their Schedule K-1s (Form 1065) for the 2012 tax year. This document contains a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

Fund Changes
Effective February 1, 2013, Quantica Capital AG will trade on behalf of all classes of units of the Fund.  For additional information, a supplement to the prospectus dated January 1, 2013 has been filed and a copy is available on our website at: http://grantparkfunds.com/files/2013%20Performance/January%202013/GPF%20Prospectus%20Supplement%202013.01.01.pdf

Sector Commentary
Currencies:  The Japanese yen came under heavy pressure after it was announced the Bank of Japan plans to pursue an aggressive monetary expansion policy in hopes of stimulating economic growth.  The euro ended a volatile year on a positive note as the currency strengthened due to reports showing strong German consumer confidence and news of an improved Greek economic outlook.

Energy:  Natural gas markets fell sharply during the month because of abnormally warm temperatures across the U.S. and a historic increase in domestic supplies.  Crude oil markets ended the month up as bullish Chinese manufacturing data and depressed U.S. inventories supported prices.  Crude prices fluctuated throughout the month reacting to reports regarding the prospects of a Fiscal Cliff deal, which varied week to week.

Equities:  A materially weaker yen and optimism for increased exports in Japan pushed the Nikkei 225 up 10% in December.  European equities markets ended the month higher as German consumers gained confidence and the outlooks regarding the economies of Greece and China improved.

Fixed Income: Weak demand for Italian bonds helped push the German Bund up 2% in December as investors sought safe-haven assets in the Eurozone.  In the U.S., better-than-expected weekly jobless estimates prompted a rise in investor risk appetite, putting pressure on U.S. Treasury prices.

Grains/Foods:  Corn prices fell due to data showing higher-than-expected yields and weak export sales.  Cocoa prices fell sharply throughout the month reacting to bullish supply data from West Africa.  Large commodity investors liquidated cocoa positions towards month-end to rebalance their portfolios, which added to the downward pressure on prices.

Metals:  Forecasts predicting accelerated economic growth in China helped copper prices recover from mid-month lows to finish higher.  Gold and silver prices fell -2% and -9%, respectively, due to decreased demand for safe-haven assets and year-end investor liquidations.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$11,523,275	$26,546,796
Change In Unrealized Income (Loss)	-3,960,834	-4,280,691
Brokerage Commission	-193,837	-2,963,580
Exchange, Clearing Fee and NFA Charges	-72,083	-960,155
Other Trading Costs	-573,438	-7,148,916
Change in Accrued Commission	17,445	-12,435
Net Trading Income (Loss)	6,740,528	11,181,019

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$70,902	$1,181,760
Interest, Other	62,665	649,440
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	6,874,095	13,012,219

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	8,917,234
Operating Expenses	136,985	1,847,514
Organization and Offering Expenses	158,430	2,135,464
Brokerage Expenses	3,094,548	42,054,211
Dividend Expenses	0	0
Total Expenses	3,389,963	54,954,423

Net Income (Loss)	$3,484,132	-$41,942,204

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$646,309,470	$798,842,191
Additions	3,773,134	44,984,391
Net Income (Loss)	3,484,132	-41,942,204
Redemptions	-16,826,687	-165,144,329
Balance at December 31, 2012	$636,740,049	$636,740,049

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,216.370	28,207.11246	$34,310,293	0.52%	-6.13%
B	$1,024.969	322,257.31266	$330,303,791	0.46%	-6.74%
Legacy 1	$876.096	5,420.65554	$4,749,014	0.71%	-3.96%
Legacy 2	$864.602	13,793.51834	$11,925,909	0.69%	-4.26%
Global 1	$845.522	13,822.49412	$11,687,226	0.77%	-3.30%
Global 2	$835.487	29,905.34510	$24,985,537	0.75%	-3.55%
Global 3	$779.897	280,522.11541	$218,778,280	0.60%	-5.19%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership